PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

07024248

SUPPL

30th May 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 05 2007
WASH. D.C.
185

Dear Sirs

Group PLC

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 30th May 2007.

"Premier Oil plc launches USD250 million offering of Convertible Bonds"

Yours faithfully

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

for
Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

PREMIER OIL PLC

("Premier")

Premier Oil plc launches USD 250 million offering of Convertible Bonds

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, JERSEY, CANADA, AUSTRALIA OR JAPAN OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

Premier announces today that it intends to make an offering (the "Offering") of approximately USD 250 million guaranteed convertible bonds due 2014 (the "Convertible Bonds") to international institutional investors. The Convertible Bonds, which will be issued by Premier Oil Finance (Jersey) Limited (the "Issuer"), will be convertible into preference shares of the Issuer which are exchangeable for fully paid ordinary shares of Premier. Premier will act as Guarantor of the Convertible Bonds.

The final size of the transaction, which will be determined at the time of pricing, will be convertible into up to approximately 8.2 million shares or 10% of Premier's outstanding share capital.

The seven year Convertible Bonds are expected to carry a coupon of between 2.875% and 3.375% per annum and the conversion price is expected to be set at a premium of between 40% and 45% to the volume weighted average price of Premier's ordinary shares from launch to pricing. The Convertible Bonds will be issued and redeemed at par on maturity subject to a share settlement option in favour of the Issuer on customary terms. The Issuer has the right to redeem all outstanding Convertible Bonds after the fifth anniversary of closing if the shares of Premier trade at 130% or more of the then prevailing conversion price for a specified period of time. The Convertible Bonds are expected to price today and closing is expected on or about 27th June 2007.

Premier is issuing the Convertible Bonds to benefit from the attractive financing opportunities available in the current convertible market. Proceeds of the offering will initially be utilised to pay down existing debt, and then to fund part of Premier's development programme over the next three years.

Application will be made for the Convertible Bonds to be listed and admitted to the Official List of the UK Listing Authority and admitted to trading on the Professional Securities Market of the London Stock Exchange plc.

Barclays Capital and Merrill Lynch International are the Joint Bookrunners and Joint Lead Managers for the Offering.

Simon Lockett, Premier's Chief Executive, commented:

"Premier has an extensive development programme that will see a significant increase in production from current levels. The proposed funding will contribute substantially to the investment required"

30 May 2007

ENQUIRIES

Premier Oil plc	Tel: 020 7730 1111
Tony Durrant	
Barclays Capital	Tel: 020 7773 6536
Nick Smith	
Merrill Lynch	Tel: 020 7628 1000
Andrew Osborne	
Russell Alton	
Pelham PR	
James Henderson	Tel: 020 7743 6673
Gavin Davis	Tel: 020 7743 6677

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT OF 1933, AS AMENDED ("REGULATION S"). THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THIS ANNOUNCEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO BUY ANY CONVERTIBLE BONDS.

THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM OR (II) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC") OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS COMMUNICATION MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ("EEA"), THIS ANNOUNCEMENT AND ANY OFFER IF MADE SUBSEQUENTLY IS DIRECTED ONLY AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE DIRECTIVE 2003/71/EC (THE "PROSPECTUS DIRECTIVE") ("QUALIFIED INVESTORS"). ANY PERSON IN THE EEA WHO ACQUIRES THE SECURITIES IN ANY OFFER (AN "INVESTOR") OR TO WHOM ANY OFFER OF THE SECURITIES IS MADE WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT IT IS A QUALIFIED INVESTOR. ANY INVESTOR WILL ALSO BE DEEMED TO HAVE REPRESENTED AND AGREED THAT ANY SECURITIES ACQUIRED BY IT IN THE OFFER HAVE NOT BEEN ACQUIRED ON BEHALF OF PERSONS IN THE EEA OTHER THAN QUALIFIED INVESTORS OR PERSONS IN THE UK AND OTHER MEMBER STATES (WHERE EQUIVALENT LEGISLATION EXISTS) FOR WHOM THE INVESTOR HAS AUTHORITY TO MAKE DECISIONS ON A WHOLLY DISCRETIONARY BASIS, NOR HAVE THE SECURITIES BEEN ACQUIRED WITH A VIEW TO THEIR OFFER OR RESALE IN THE EEA TO PERSONS WHERE THIS WOULD RESULT IN A REQUIREMENT FOR PUBLICATION BY PREMIER OIL FINANCE (JERSEY) LIMITED, PREMIER OIL PLC, BARCLAYS BANK PLC OR MERRILL LYNCH INTERNATIONAL OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE. PREMIER OIL FINANCE (JERSEY) LIMITED, PREMIER OIL PLC, BARCLAYS BANK PLC AND MERRILL LYNCH INTERNATIONAL AND ANY OF THEIR RESPECTIVE AFFILIATES, AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS AND AGREEMENTS.

STABILISATION/FSA. MERRILL LYNCH INTERNATIONALWILL BE THE STABILISING MANAGER.

END